SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549




                          FORM 12b-25




                                  Commission File Number: 0-31981




                  NOTIFICATION OF LATE FILING


(Check One):
[   ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
[ X ] Form 10-Q [   ] Form N-SAR

     For Period Ended: September 30, 2006

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING  IN  THIS  FORM  SHALL BE CONSTRUED  TO  IMPLY  THAT  THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


                PART I.  REGISTRANT INFORMATION


Full name of registrant: ENERTECK CORPORATION

Former name if applicable:  N/A

Address of principal executive office (Street and number):

10701 CORPORATE DRIVE, SUITE 150

City, State and Zip Code:

STAFFORD, TEXAS 77477



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               Part II.  RULES 12b-25 (b) AND (c)

If  the  subject  report could not be filed without  unreasonable effort  or  expense and the registrant seeks relief  pursuant  to
Rule   12b-25(b),  the  following  should  be  completed.  (Check appropriate box.)

[x]   (a) The reasons described in reasonable detail in Part  III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                   SEE RIDER ANNEXED HERETO.

                  PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: David M. Kaye
                   Area Code and Telephone number: 973-443-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify
report(s).     [ X ] Yes  [   ] No

(3)  Is it anticipated that any significant change in results  of operations from the corresponding period for the last fiscal year will  be  reflected by the earnings statements to be included  in the subject report or portion thereof?
               [ X ] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENERTECK CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2006       BY:  /s/ Richard Dicks
                              Name: Richard Dicks
                              Title: Chief Financial Officer

                           ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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ENERTECK CORPORATION



RIDER TO FORM 12b-25


PART III - NARRATIVE

As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-QSB, the Report on Form 10-
QSB could not be filed by the required filing date, without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(3) The Registrant expects to report a net loss for the nine months ended September 30, 2006 in an amount which is expected to be significantly less than the net loss reported for the nine months ended September 30, 2005 in which the Registrant reported a net loss of approximately $1.9 million. This is primarily due to greater sales achieved for the nine months ended September 30, 2006 compared to the same period of last year.



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